                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST

Exhibit         Description
-------         -----------
  99.1          Press Release, dated April 1, 2004

  99.2          Press Release, dated March 29, 2004

  99.3          Press Release, dated March 26, 2004

  99.4          Press Release, dated February 16, 2004

  99.5          Press Release, dated January 28, 2004

  99.6          Press Release, dated October 29, 2003

  99.7          Press Release, dated July 29, 2003

  99.8          Quarterly Report for the fiscal quarter ended March 31, 2003

  99.9          Quarterly Report for the fiscal quarter ended June 30, 2003

 99.10          Annual Report for the fiscal year ended December 31, 2003

 99.11          Form of Proxy

 99.12          Notice of Annual Meeting of Shareholders and Management Information Circular

 99.13          Material Change Report, dated April 8, 2004

 99.14          Press release, dated April 29, 2003

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2004

                                      GERDAU AMERISTEEL CORPORATION

                                      By:    /s/ Tom J. Landa
                                             -----------------------------------
                                      Name:  Tom J. Landa
                                      Title: Vice-President, Chief Financial
                                             Officer and Secretary